Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2016		2015		2016		2015

Earnings
Pre-tax net income	$25,312		$18,034		$47,035		$54,299
Add:
Fixed charges	15,809		15,184		49,184		43,133
Noncontrolling interest	25		27		66		47
Earnings, as adjusted	$41,146		$33,245		$96,285		$97,479

Fixed charges
Interest expensed and capitalized	$14,494		$13,850		$45,291		$39,202
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,300		1,326		3,848		3,906
Estimate of interest within rental expense	15		8		45		25
Fixed charges, as adjusted	15,809		15,184		49,184		43,133
Preferred stock dividends	2,561		2,561		7,682		7,682
Combined fixed charges and preferred stock dividends	$18,370		$17,745		$56,866		$50,815

Ratio of earnings to fixed charges	2.60	x	2.19	x	1.96	x	2.26	x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.24	x	1.87	x	1.69	x	1.92	x